LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

January 26, 2015

Kathryn McHale
Senior Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc. Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2014 Response dated January 15, 2015 File No. 000-54648

Dear Ms. McHale:

By letter dated January 15, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 23, 2014 and the Company’s response letter dated January 8, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Proposal No. 2

Purposes and Effects of Proposal 2

1.
We note your response to comment 3 of our letter dated December 30, 2014. Please revise to provide the number of shares of common stock that you will be required to issue upon the conversion of the convertible notes and other agreements you have listed.

Response: To clarify that Common Stock may be issued pursuant to existing convertible instruments, as disclosed in the Company’s public filings, and to estimate the number of shares that would be required in the event of conversion of all of such instruments, the Section entitled “Purposes and Effects of Proposal 2” will be revised and restated as follows:

Purposes and Effects of Proposal 2

The primary purpose of the Authorized Share Increase is for general corporate purposes, including, without limitation, capital raising, merger and acquisition opportunities, the issuance of stock dividends or stock splits, issuance of stock pursuant to convertible instruments, and other general corporate purposes.

The effect of the adoption of Proposal 2 would be to grant the Board of Directors the authority to issue shares of Common Stock as it deems necessary or advisable without any additional action by the Company’s shareholders, unless otherwise required by law or by the rules and policies of the OTC Markets or any other quotation system or exchange upon which the shares of Common Stock of the Company are listed and trade.

The Board of Directors has made no decisions or commitments with respect to the use of the requested shares of Common Stock, other than the issuance of stock as may be required in the near future pursuant to the following convertible notes and other agreements in the approximate aggregate amount of approximately $5,500,000, as previously disclosed by the Company in its public filings: (i) Promissory Note dated October 1, 2013; (ii) Senior Secured Convertible Promissory Note dated November 22, 2013 (subsequently exchanged for a new note under a Note Exchange Agreement dated April 11, 2014); (iii) Convertible Note Agreement dated March 25, 2014; (iv) Convertible Promissory Note dated April 2, 2014; (v) Convertible Note dated April 17, 2014; (vi) Convertible Note dated April 30, 2014; (vii) Convertible Note dated May 6, 2014; (viii) Secured Convertible Note dated May 12, 2014; (ix) Convertible Promissory Note dated May 28, 2014; (x) Convertible Debenture dated June 13, 2014; (xi) Convertible Promissory Note dated July 1, 2014; (xii) Convertible Note dated July 18, 2014; (xiii) Convertible Note dated July 24, 2014; and (xiv) Convertible Promissory Note dated August 15, 2014.  The Board estimates the number of shares that would be required in the event of conversion of all of the foregoing to instruments to be approximately 6,376,088,600; however, at this time the Company has not received any such requests for conversion and in some cases, under the terms and conditions of such convertible instrument, a full conversion cannot be requested until a future date.

The Board believes that Proposal 2 provides the flexibility the Company needs to satisfy its obligation to raise additional capital to support the Company.  Approval of Proposal 2 will permit the Company to take advantage of opportunities as they arise.

2.
We note your response to comment 4 of our letter dated December 30, 2014. We are unable to agree with your position that no further disclosure is required pursuant to Note A to Schedule 14A. It appears that the proposal to increase the amount of common stock that you are authorized to issue is related to the issuance of the convertible notes and warrants that you listed in your response to comment 3 of our letter dated December 30, 2014. Therefore, please revise to include the information required by Item 13 of Schedule 14A or provide your analysis as to why this information is note required.

Response: Further to the above response, although sufficient share reserves were in place at the time the Company entered into the convertible instruments, the volatility of the Company’s stock price has led the Board to conclude that an increase in authorized stock would be advisable to ensure the Company would have shares adequate to fund conversion requests in the future.  The following table identifies the number of shares issuable pursuant to an immediate conversion of each such convertible instrument; however, at this time the Company has not received any such requests for conversion and in some cases, under the terms and conditions of such convertible instrument, a full conversion cannot be requested until a future date.

Convertible Instrument	Approximate Number of Shares Issuable (assuming maturity)
Promissory Note dated October 1, 2013	126,293,229
Senior Secured Convertible Promissory Note dated November 22, 2013 (subsequently exchanged for a new note under a Note Exchange Agreement dated April 11, 2014)	4,651,162,791
Convertible Note Agreement dated March 25, 2014	251,584,167
Convertible Promissory Note dated April 2, 2014	184,698,226
Convertible Note dated April 17, 2014	82,395,833
Convertible Note dated April 30, 2014	561,380,659
Convertible Note dated May 6, 2014	31,844,262
Secured Convertible Note dated May 12, 2014	198,863,636
Convertible Promissory Note dated May 28, 2014	260,416,667
Convertible Debenture dated June 13, 2014	125,000,000
Convertible Promissory Note dated July 1, 2014	53,278,688
Convertible Note dated July 18, 2014	98,684,210
Convertible Note dated July 24, 2014	104,651,163
Convertible Promissory Note dated August 15, 2014.	53,278,688

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Michael Barron

Michael Barron
Chief Executive Officer